Steven M. Skolnick Partner 1251 Avenue of the Americas New York NY 100220 T 646 414 6947 F 973 597 2477 sskolnick@lowenstein.com

July 7, 2014

VIA FEDEX

Russell Mancuso

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Roka Bioscience, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 19, 2014
File No. 333-196135

Dear Mr. Mancuso:

On behalf of Roka Bioscience, Inc. (the “Company”), we are hereby responding to the letter, dated July 1, 2014 (the “Comment Letter”), from Russell Mancuso, Branch Chief of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1, filed on June 19, 2014 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting to the Staff today Amendment No. 2 to the Registration Statement (the “Amendment”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Claims that our molecular assays, page 25

1. We note your response to prior comment 1. However, given that you do not know the extent of sales through the date of the relevant patent’s expiration and given that it appears that you have not quantified the potential remedies that could be awarded, it remains unclear why this issue should not be highlighted in your prospectus summary. Please advise or revise.

In response to the Staff’s comment, the Company added the requested disclosure to the Amendment.

Russell Mancuso

Convertible Preferred Stock and Stockholders’ Deficit, page F-20

2. Please provide us with a more detailed analysis that describes the factors that contribute to the differences between the valuation as of November 20, 2013 and the estimated price range for your initial public offering. Provide us with a bridge between the fair value as of March 31, 2014 and the estimated price range that includes quantification of the material items contributing to the change in pricing.

In response to the Staff’s question regarding the factors contributing to the differences between the valuation as of November 20, 2013 and the estimated price range, the Company is providing the Staff with the more detailed analysis set forth below.

Commencing in June 2013, the Company began to use a hybrid method to determine the fair value of its common stock. Under the hybrid method enterprise, value was determined under an option pricing model (OPM) scenario and an IPO scenario. For the OPM scenario, the Company estimated its enterprise value under the income approach using the discounted cash flow method. For the IPO scenario, using the guideline public company, or GPC, method, the Company estimated its enterprise value using a market approach based on multiples of its projected revenue. Additionally, the Company provided a probability weighting for each scenario above as well as a discount for lack of marketability.

In the Company’s November 20, 2013 valuation, the Company weighted each scenario in its hybrid method at 50% and utilized a 12.5% discount for lack of marketability in determining the fair value of its common stock.

On December 6, 2013, at the Company’s Board meeting, the board of directors formalized the decision to move forward with conducting an IPO and the Company engaged underwriters. Based on these actions, the Company adjusted the weighting of its IPO scenario from 50% to 60%, which resulted in an increase to the value of its common stock from $6.40 to $7.29 (as adjusted for the 11.04:1 reverse stock split which was effective as of July 3, 2014) at December 31, 2013.

During the three months ended March 31, 2014, the Company made substantial progress in connection with its anticipated IPO. The Company submitted its first initial draft registration statement and submitted an amendment to the initial draft registration statement to address the Staff’s first round of comments. Additionally, the Company made substantial progress in its commercialization of its Atlas Detection Assays by signing agreements with major customers in the produce and poultry pathogen testing areas. During March 2014, the Company also held test-the-waters meetings with potential investors. Based on

Russell Mancuso

these positive developments, the Company adjusted the weighting of its IPO scenario from 60% to 70% and decreased the discount for lack of marketability from 12.5% to 10.0%, resulting in an increase in the value of our common stock from $7.29 to $8.94 at March 31, 2014.

Subsequent to March 31, 2014, the Company continued to experience commercial progress and the decision was made in May to move from a confidential submission of its draft registration statement to a public filing of its registration statement on Form S-1, evidencing continued progress toward completion of the Company’s initial public offering. The Company believes these developments have had a further positive impact on the fair value of the Company’s common stock by increasing the probability of an IPO.

In response to the Staff’s request to provide a bridge between the fair value as of March 31, 2014 and the estimated price range, the Company is providing the Staff with the more detailed analysis set forth below:

In June 2014, the Company and the underwriters determined the estimated price range as set forth on the cover of the prospectus included in the Registration Statement. The price that investors may be willing to pay in this offering may take into account other factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.

The Company’s estimate of the fair value of our common stock as of March 31, 2014 was $8.94 per share. The Company’s estimate of the fair value as of March 31, 2014 was determined using the hybrid method described above in which the probability weighting for the IPO and option pricing model (OPM) scenarios was 70% and 30%, respectively. The Company believes the 70% weighting of the IPO scenario was reasonable considering the uncertainty that existed as of March 31, 2014 associated with completing an IPO. As described above, significant progress was made in its IPO process as well as in our commercialization efforts in the period after March 31, 2014, which thereby reduced the uncertainty. Additionally, the Company applied a 10% discount for lack of marketability on the common stock. Had the Company used a 100% weighting of the IPO scenario and no discount for lack of marketability, the estimated value per share on March 31, 2014 would have been within the estimated price range as set forth on the cover of the prospectus included in the Registration Statement and as outlined below:

March 31, 2014 fair value of common stock	$8.94
Elimination of OPM scenario	4.42
Elimination of discount for lack of marketability	0.66

As adjusted	$14.02

3. We note that the valuation at November 20, 2013 ($.58 per share) differs significantly from the price of the Series E preferred stock that was issued on that date ($1.28). We note that the preferred stock is convertible into common stock at a 1:1 ratio and that this conversion occurs

Russell Mancuso

automatically at the time of a qualified initial public offering. We further note your disclosures on page 70 that you believe the per share issuance price of the Series E preferred stock provides a reasonable indication of the fair value of your equity. Please provide us with additional details of the reasons for the large discrepancy between the fair value of your common stock at November 20, 2013 and the per share issuance price of the Series E preferred stock.

In response to the Staff’s request for additional details regarding the discrepancy between the fair value of our common stock and Series E preferred stock as of November 20, 2013, the Company is providing the Staff with the below detailed discussion.

As described in the response to Comment No. 2 above, the Company used a hybrid method to determine the fair value of its common stock as of November 20, 2013. The Company believes the hybrid method is widely accepted for determining enterprise valuation for private companies as described in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation.

Under the hybrid method, enterprise value is determined under an option pricing model (OPM) scenario and an IPO scenario. For the OPM scenario, the Company estimated its enterprise value under the income approach using the discounted cash flow method. For the IPO scenario, the Company estimated its enterprise value using a market approach based on multiples of our projected revenue. Additionally, the Company provided a probability weighting for each scenario above as well as a discount for lack of marketability.

In the OPM scenario, value is assigned to individual share classes in accordance with their liquidation preference. As a result, a larger proportion of enterprise value is assigned to share classes which rank higher in the liquidation hierarchy. Common stock are assigned the lowest liquidation preferences of all share classes, and this causes the value assigned to common stock to be significantly lower than the highest ranked preferred shares, specifically Series E. In the IPO scenario, liquidation preferences are ignored and all shares regardless of class are valued the same.

The Company believes including an OPM scenario in its valuation is necessary to take into account that preferred investors have substantial liquidation preferences, which reduces their investment risk. For example, if a liquidation event were to occur prior to an additional financing, the Company’s Series E investors would receive the first $42 million of proceeds. The common shareholders would only receive returns once total proceeds from a liquidation event exceeded $147 million and the holders of all series outstanding preferred stock were paid their liquidation preference. At the time of the Series E financing, the Company had limited commercial success and its ability to secure additional financing beyond the Series E financing was uncertain. Therefore, the Company believes the liquidation preference was an important consideration to the Series E investors. In addition, the Series E investors received other rights and preferences that the holders of common stock did not receive, including anti-dilution protection, dividend rights, right to approve certain corporate actions, and registration rights.

Russell Mancuso

In the Company’s November 20, 2013 valuation, the Company weighted each scenario in its hybrid method at 50% and utilized a 12.5% discount for lack of marketability in determining the fair value of its common stock. The weighting reflected the Company’s best judgment as to each scenario’s likelihood after considering the risks associated with successfully completing an IPO. Factors considered in this assessment included:

•	the Company’s board of directors had not yet authorized management to engage underwriters;

•	there were considerable risks associated with demonstrating customer conversions to our product offering as the Company was still in the early stages of commercialization;

•	uncertainty relating to public investor interest; and

•	uncertainty relating to whether the favorable IPO market conditions observed during mid-late 2013 would persist.

For the Staff’s reference, had the Company used the $8.94 per share valuation determined as of March 31, 2014 which weighted the IPO scenario at 70%, the increase in the fair value of the restricted stock grants issued in December 2013 would be approximately $1.0 million, which would be recognized as compensation expense over 4.75 years, and which would result in approximately $53,000 expense per quarter. Even if the Company made such an adjustment to its compensation expense, the Company does not believe such adjustment is material to its financial statements as presented in the registration statement.

For your clarification, notwithstanding the sentence on page 70 subject to the Staff’s question, the Company believes the per share issuance price of the Series E preferred stock provided a reasonable indication of the value of that class and series of stock, not overall equity.

Upon further consideration of the Staff’s comments, the Company does not believe such disclosure regarding the Series E preferred stock value is necessary to provide further clarity regarding the Company’s common stock valuation as of November 20, 2013 and accordingly has deleted this sentence from the Amendment.

Exhibit 1.1

4. Please file the missing attachments to this exhibit.

In response to the Staff’s comment, the Company filed the missing attachments to Exhibit 1.1 with the Amendment.

Russell Mancuso

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (973) 597-2476 or Meredith Prithviraj at (973) 597-2396.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

SMS:slf

cc:	Steven T. Sobieski